

July 1, 2015

Via E-mail
Michael J. Rapport
Chairman and Chief Executive Officer
Evans Brewing Company Inc.
2000 Main St
Irvine, CA 92619

> **Re:** **Evans Brewing Company Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 22, 2015**
> **File No. 333-201771**

Dear Mr. Rapport:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2015 letter.

Risk Factors, page 14

As of the date of this proxy statement…, page 15

1. We note your revisions to this risk factor in response to prior comment 5; however, it is unclear how current management of Bayhawk is not involved in the determination to cease making required filings as Bayhawk appears to be currently under such obligation and management continues to not make required filings. Please revise or advise.

Liquidity and Capital Resources, page 38

2.   We reissue prior comment 8.   Please discuss your liquidity requirements on both a short-term (12 months) and long-term basis based on your cash position as set forth in your most recent balance sheet. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Notes to Financial Statements

8. Income Taxes, page BH-11

3.   We note your response to prior comment 22. Please tell us your applicable U.S. federal statutory tax rate in the fiscal years 2014 and 2013 and how you considered the requirements to disclose a reconciliation applying your domestic federal statutory tax rate to pretax income from continuing operations. See ASC 740-10-50-12. To the extent you continue to believe the use of a 25% effective tax rate is appropriate tell us the basis for your conclusion including the accounting guidance you relied upon.

Undertakings, page II-3

4.   We note your response to prior comment 27. Please also include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

        You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or John Archfield, Senior Staff Accountant, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact David Orlic, Office of Mergers and Acquisitions, at (202) 551-3503 or Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any other questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director

cc: C. Parkinson Lloyd, Esq.
        Kirton McConkie, P.C.